SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


               (Names and addresses of foreign utility companies)

            EPZ Lease Trust A                         EPZ Lease Trust B
       c/o Wilmington Trust Company              c/o Wilmington Trust Company
           Rodney Square North                       Rodney Square North
         1100 North Market Street                  1100 North Market Street
     Wilmington, Delaware 19890-0001           Wilmington, Delaware 19890-0001
          Attention: Corporate                       Attention: Corporate
          Trust Administration                       Trust Administration

                                EPZ Lease Trust C
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration


                      (Name and address of filing company)

                               SEI Holdings, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338


                     The Commission is requested to address
                               communications to:

    Thomas Boren, President                    John D. McLanahan, Esq.
       SEI Holdings, Inc.                        Troutman Sanders LLP
900 Ashwood Parkway - Suite 500               600 Peachtree Street, N.E.
     Atlanta, Georgia 30338                           Suite 5200
                                             Atlanta, Georgia 30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.


       EPZ Lease Trust A                            EPZ Lease Trust B
  c/o Wilmington Trust Company                 c/o Wilmington Trust Company
      Rodney Square North                          Rodney Square North
    1100 North Market Street                     1100 North Market Street
Wilmington, Delaware 19890-0001              Wilmington, Delaware 19890-0001
     Attention: Corporate                          Attention: Corporate
     Trust Administration                          Trust Administration

                                EPZ Lease Trust C
                          c/o Wilmington Trust Company
                               Rodney Square North
                            1100 North Market Street
                         Wilmington, Delaware 19890-0001
                    Attention: Corporate Trust Administration


         SEI Holdings, Inc., a Delaware corporation ("SEI Holdings"), is filing this Notification of Foreign Utility Company status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the three companies named above, which are organized under the trust laws of the State of Delaware (collectively, the "Project Trusts"). SEI Holdings is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         SEI Holdings intends to acquire, indirectly through one or more intermediate subsidiaries, the beneficial interests in each of the three Project Trusts. The Project Trusts have been formed to acquire and hold long-term undivided leasehold interests in the Moerdijk Power Plant, a 339 MW gas-fired combined cycle power plant located outside of Moerdijk, The Netherlands (the "Facility"), which began operation in July, 1996 and which sells power to Sep Dutch Electricity Board, the State owned electricity authority of The Netherlands. The Facility will be leased from, and concurrently subleased back to, the current owner of the Facility, E.V. Elektriaciteits - Produktiamaatschappij Zuid-Nederlande EPZ. The term of the lease-back arrangement is approximately 22 years, not including renewals. The three Project Trusts will each acquire an undivided interest in the Facility which, in the aggregate, will equal 100%.


--------
1 See The Southern Company, et al., Holding Co. Act Rel. No. 26468 (February 2, 1996).

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Trusts:

                              Alabama Power Company
                              Georgia Power company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Trusts, and no such investment or contractual relationship is contemplated.

                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    SEI HOLDINGS, INC.


                                    By:  /s/Tommy Chisholm
                                            Tommy Chisholm, Secretary


Date: December 19, 1996